October 15, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Construction

Re:                      HF Enterprises Inc.
  Amendment No. 2 to Form S-1
  Filed September 18, 2020
  File No. 333-235693

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment includes a revised underwriting agreement and revises the disclosure related to underwriting compensation accordingly. The Amendment also responds to the comments received from the staff of the SEC in its comment letter dated October 9, 2020, with respect to the Company’s Registration Statement on Form S-1 filed with the SEC on September 18, 2020, as discussed below.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Comments and Responses

Form S-1/A filed September 18, 2020

General

1.
Please file a revised legal opinion that identifies the number of securities being issued.

Response: A revised legal opinion has been filed as Exhibit 5.1 to the Amendment.

Note 10. Related Party Transactions
Deposit Received from Warrants Exercise, page F-27

2.
We note your disclosure that the deposit of $1,419,605 received for a warrant exercise to acquire shares of Alset International was recorded in accounts payable and accrued expenses as of June 30, 2020.  It appears that you have reflected the deposit as an operating cash inflow on your Condensed Consolidated Statements of Cash Flows. Please tell us what consideration you gave to ASC 230-10-45-12(b) when determining how to reflect this deposit.

Response: We agree with your comment and have corrected both operating cash flow and financing cash flow to reflect an adjustment of $1,419,605.

Note 17. Subsequent Events
Changes of Ownership Percentage of Alset International, page F-38

3.
We note your response to prior comment 2. Please revise to disclose the information provided in your response regarding your accounting for the deconsolidation of Alset International during the period that the Company’s ownership percentage of Alset International was less than 50%. Also, revise to disclose the amount of the loss that you recognized relating to the above accounting.

Response: The Company has revised the disclosure in the Amendment on pages F-38 and F-80 to address the information requested by this comment. We have updated the section entitled “Changes of Ownership Percentage of Alset International” in Note 17 of the notes to the financial statements for the six month period ended June 30, 2020 and 2019 and Note 19 of the notes to the financial statements for the years ended December 31, 2019 and 2018. We have disclosed the information you have requested, including the amount of loss and gain recognized relating to the loss of control in the period from July 13, 2020 to August 20, 2020. The updated disclosure in these subsequent events notes is as follows:

Changes of Ownership Percentage of Alset International

From July 1, 2020 to October 15, 2020, Alset International issued 324,697,062 common shares. During the period from July 13, 2020 to August 20, 2020, the Company’s ownership of Alset International ranged between 49.62% and 49.11%. On August 20, 2020, the Company acquired 30,000,000 common shares from Chan Heng Fai in exchange for a two-year non-interest bearing note of $1,333,429. After that transaction, the Company’s ownership was 51.04%. The Company’s ownership is 51.04% as of October 15, 2020.

The Company’s ownership percentage of Alset International was less than 50% (it ranged between 49.62% and 49.11%) from July 13, 2020 to August 20, 2020, for a total 38 days. During this period, the Company did not have a controlling financial interest in Alset International but still retained a significant influence so Alset International was accounted for under the equity method in accordance with ASC322-10. On July 13, 2020, the Company deconsolidated Alset International and recognized a gain of approximately $53 million with ASC 810-10-45-5, the difference between fair market value of stocks of Alset International the Company held and the Company’s equity book value of Alset International. On August 20, 2020, the Company regained greater than 50% ownership of Alset International and reconsolidated the entity. The Company recognized a loss of approximately $22 million, the difference between fair market value of stocks of Alset International the Company held and the Company’s equity book value of Alset International. During the period from July 13, 2020 to August 20, 2020, the Company recognized a loss of approximately $31 million through fair value option to measure the investment of Alset International at fair value. These gains and losses will be reflected in the Condensed Consolidated Statements of Operations and Other Comprehensive Income but will not change the result of net income as if the Company still had consolidated Alset International in this period.

As of October 15, 2020 Alset International has outstanding warrants and options to purchase 1,982,286,206 and 1,061,333 shares, respectively. Of the warrants outstanding, HF Enterprises Inc. holds warrants to purchase 359,834,471 shares, Chan Heng Fai, our founder and CEO, holds warrants to purchase 1,590,925,000 shares, and warrants to purchase 31,526,735 shares are held by third parties. All of the outstanding options to purchase 1,061,333 shares are owned by Chan Heng Fai. Due to this, the Company does not expect to own less than 50% of Alset International moving forward.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc: Michael Gershon

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW